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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 0-21042

                          NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-K  [X] Form 10-Q
               [ ] Form N-SAR

For Period Ended: March 31, 1997

[ ] Transition Report on Form 10-K            [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F            [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identity the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: MOLTEN METAL TECHNOLOGY, INC.
Former name if applicable:

Address of principal executive office (Street and number): 400-2 Totten Pond
Road
City, state and zip code: Waltham, Massachusetts 02154

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As described in the registrant's Form 12b-25 filed with the Securities and Exchange Commission on April 1, 1997 with respect to the registrant's Form 10-K for the year ended December 31, 1996 (the "Form 10-K"), the registrant has not yet been able to complete its financial statements for such fiscal year because (i) the financial statements of M4 Environmental L.P. ("M4"), a joint venture between the registrant and Lockheed Martin Corporation, have not yet been completed and (ii) the registrant and M4 are finalizing a reassessment of the value of certain of their fixed assets. Until these matters are completed, the registrant will be unable to complete its financial statements and file the Form 10-K. Because the registrant's Form 10-Q for the quarter ended March 31, 1997 is dependent upon information in the registrant's financial statements for the year ended December 31, 1996 and such financial statements will not be completed until after May 15, 1997, the registrant will be unable, without unreasonable effort or expense, to file its Form 10-Q for the quarter ended March 31, 1997 by the required May 15, 1997 filing date.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                                 Ethan E. Jacks
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                                     (Name)

                               617       487-7626
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                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify reports(s).

                                                              [ ] Yes     [X] No

Form 8-K dated January 2, 1997
Form 10-K for the fiscal year ended December 31, 1996

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects its results of operations for the quarter ended March 31, 1997 to be materially lower than the results of operations for the quarter ended March 31, 1996, primarily due to a reduction in revenues from technology transfer fees and construction and research and development activities. In addition, the Company expects to incur substantial losses from its equity interest in M4 for the quarter ended March 31, 1997, compared to equity income of $369,000 for the quarter ended March 31, 1996. Because of the uncertainty surrounding the amount of potential losses from M4, a reasonable estimate of first quarter 1997 results of operations cannot be made at this time.

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                         MOLTEN METAL TECHNOLOGY, INC.
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 1997                          By:    /s/ BENJAMIN T. DOWNS
                                               ---------------------------------
                                                      BENJAMIN T. DOWNS
                                                 EXECUTIVE VICE PRESIDENT OF
                                                          FINANCE AND
                                              ADMINISTRATION AND CHIEF FINANCIAL
                                                            OFFICER

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